SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D/A

                      Under the Securities Exchange Act of 1934

                                (Amendment No.2)*

                       HOLLYWOOD ENTERTAINMENT CORPORATION
                               (Name of Issuer)

                                 Common Stock
                       (Title of Class of Securities)

                                 436141 10 5
                                (CUSIP Number)

                               Mark J. Wattles
                            9275 SW Peyton Lane
                         Wilsonville, Oregon 97070
                                 503-570-1601
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               January 9, 2005
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                               (Continued on following pages)

__________________
    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.436141 10 5                     13D/A                       Page 2 of 5

________________________________________________________________________________
1    NAME OF REPORTING PERSON

     Mark J. Wattles

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

          [PF/OO]

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. CITIZEN

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         7,137,600

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         7,137,600

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,137,600 SHARES

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

          IN

CUSIP No.436141 10 5                    13D/A                       Page 3 of 5

         This Amendment No. 2 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Statement") filed by Mark J. Wattles on April 7, 2004, as amended by Amendment No. 1 filed on October 15, 2004, relating to the beneficial ownership of shares of Common Stock of Hollywood Entertainment Corporation, an Oregon corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Statement, as amended.

         Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement, as amended.

Item 2. Identity and Background.

         Item 2(b) is hereby amended and restated in its entirety:

         (b) The business address of Mr. Wattles is 7945 W. Sahara #205, Las Vegas, Nevada 89117.

Item 4. Purpose of Transaction.

         Item 4 is hereby amended by addition of the following:

         On January 9, 2005, the Company terminated the Amended and Restated Merger Agreement in connection with its entering into an agreement and plan of merger (the "MG Merger Agreement") with Movie Gallery, Inc. ("MG") and MG's wholly owned subsidiary. The Amended and Restated Voting Agreement automatically terminated pursuant to its terms upon termination of the Amended and Restated Merger Agreement.

         Mr. Wattles may from time to time dispose of all or a portion of his shares or acquire additional shares in the open market, through private transactions or otherwise. Although following the termination of the Voting Agreement and the related agreements, Mr. Wattles has no present intention, understanding or arrangement in connection with any of the transactions described in Item 4(a)-(j) of Schedule 13D, Mr. Wattles reserves the right to formulate other purposes, plans or proposals regarding the Company or the Common Stock of the Company, including one or more of the transactions described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

         Item 5(a) is hereby amended and restated in its entirety:

         (a) Under the rules and regulations of the Securities and Exchange Commission, Mr. Wattles may be deemed to be the beneficial owner of a total of 7,137,600 shares of the Company's Common Stock, including 4,000,000 shares subject to options that are currently exercisable or become exercisable within 60 days of the date of this filing. Mr. Wattles' beneficial ownership of the Company's Common Stock represents approximately 11.0% of the Company's issued and outstanding shares. For the purpose of computing the percentage of outstanding securities beneficially owned, the number of shares issued and outstanding is as of October 19, 2004, is based on the amount stated in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and includes those shares subject to Mr. Wattles' options.

CUSIP No.436141 10 5                      13D/A                      Page 4 of 5

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is hereby amended and restated in its entirety:

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Wattles and any person with respect to any securities of the Company.

Item 7. Exhibits.

         None

CUSIP No.436141 10 5                     13D/A                       Page 5 of 5

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Dated:  January 23, 2005



                                            /s/ MARK J. WATTLES
                                            ---------------------------------
                                            Mark J. Wattles